EXHIBIT 17.1

August 4, 2006

Mr. Frank Kavanaugh
Chairman
Board of Directors
Force Protection, Inc
9801 Hwy 78, Ladson, SC 29456

Frank,

Please accept this letter as confirmation of my resignation from the Board of Directors of Force Protection, Inc. effective as from August 4, 2006.  It has been my pleasure to serve on the Board and I look forward to a continuing close working relationship with you and the other Board members in my role as Chief Operating Officer for Force Protection, Inc.

Sincerely,

/s/ Raymond W. Pollard

Raymond W. Pollard
Chief Operating Officer